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                                  UNITED STATES                   OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-0145
                              WASHINGTON, DC 20549           Expires: October 31, 2002
                                                             Estimated average burden
                                 SCHEDULE 13D                hours per response...14.9
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                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)

                                  ALPHARMA INC.
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.20 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    001629 10 4
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                                 (CUSIP Number)

                                EINAR W. SISSENER
                                C/O ALPHARMA INC.
                               ONE EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 13, 2002
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages


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CUSIP No. 001629 10 4                      13D                 Page 2 of 6 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            A. L. Industrier AS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            00, BK
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                  11,872,897
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH                     -0-
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                             11,872,897
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             11,872,897
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


            23.16%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


            CO
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS.



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                  AMENDMENT NO. 8 TO STATEMENT ON SCHEDULE 13D

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned ("Industrier") hereby files this Amendment No. 8 to its Schedule 13D Statement dated February 19, 1997 (as amended from time to time, the "Schedule 13D") relating to the Class A Common Stock, par value $.20 per share (the "Common Stock") of Alpharma Inc. (the "Issuer") to amend the items and schedules set forth herein and to file an exhibit. No amendment is made to the items or schedules not set forth below. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As disclosed in the Schedule 13D and previous amendments thereto, Industrier has used funds borrowed from Den norske Bank ASA (the "Bank") to purchase securities of the Issuer. Pursuant to the loan agreement dated August 13, 2001 by and between the Bank and AL Chemy AS ("AL Chemy"), filed as Exhibit 1 to Amendment No. 6 to the Schedule 13D (the "AL Chemy Loan Agreement"), the Bank provided AL Chemy with a loan of $100,000,000, of which approximately $22,000,000 remains outstanding. On August 12, 2002, the Bank provided a letter to Industrier and AL Chemy, filed as Exhibit 1 to Amendment No. 7 to the
Schedule 13D, in which, among other things, the Bank agreed to extend the term of the AL Chemy Loan Agreement until September 15, 2002 and to modify the default provisions to require the maintenance of certain collateral value (which includes a computation based, in part, on the market value of the Common Stock). The remaining default provisions are as set forth in Section 13.1 of the AL Chemy Loan Agreement filed as Exhibit 1 to Amendment No. 6 to the Schedule 13D, the provisions of which are incorporated herein by reference.

         On September 13, 2002, the Bank provided a letter to Industrier and AL Chemy, filed as Exhibit 1 to this Amendment No. 8 to the Schedule 13D and incorporated herein by reference, in which the Bank agreed to further extend the term of the AL Chemy Loan Agreement until October 1, 2002 and to extend the modification of the default provisions described in the above paragraph. In the aforementioned letter, the Bank also acknowledged that the parties are negotiating a further extension to the AL Chemy Loan Agreement which would include certain modifications of its terms.

         The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 4. PURPOSE OF TRANSACTION.

         The purpose of the transaction described in Item 3 above was to extend and modify the AL Chemy Loan Agreement.

         Subject to such actions as may be taken pursuant to the Issuer's Board of Directors in the normal course of carrying out its responsibilities (including pursuing a corporate strategy which includes seeking the acquisition of other businesses), Industrier has no plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                                Page 3 of 6 Pages


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         (d)      Any change in the present board of directors (except as may occur at the next annual meeting of the Issuer) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Nothing herein is intended to limit Industrier's right and ability to suggest to the Issuer a plan or proposal for any such action in the future and to exercise its voting rights in its discretion as holder of the Class B Stock of the Issuer to elect a majority of the Issuer's directors.

         The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Industrier beneficially owns 11,872,897 shares of Common Stock which it may acquire upon conversion, on a share for share basis, of the Class B Stock which it beneficially owns. Such beneficial ownership constitutes approximately 23.16% of the outstanding Common Stock (assuming conversion of the Class B Stock and the issuance of no shares of Common Stock pursuant to any outstanding options or convertible securities of the Issuer).

                  Pursuant to the AL Chemy Loan Agreement the Bank has a security interest in all of Industrier's shares in AL Chemy and Wangs Fabrik. Industrier is the beneficial owner of all of the shares of AL Chemy and Wangs Fabrik. AL Chemy and Wangs Fabrik are the record holders of 10,599,459 shares of the Class B Stock beneficially owned by Industrier. Therefore, in certain cases upon the occurrence of an event of default under the AL Chemy Loan Agreement, the Bank could become the beneficial owner 10,599,459 shares of Class B Stock beneficially owned by Industrier.

                  On September 13, 2002, the Bank provided a letter to Industrier and AL Chemy, filed as Exhibit 1 to this Amendment No. 8 to the Schedule 13D and incorporated herein by reference, in which, among other things, the Bank agreed to extend the term of the AL Chemy Loan Agreement until October 1, 2002 and to modify the default provisions to require the maintenance of certain collateral value (which includes a computation based, in part, on the market value of the Common Stock). The remaining default provisions are as set forth in
                  Section 13.1 of the AL Chemy Loan Agreement filed as Exhibit 1 to

                                Page 4 of 6 Pages


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                  Amendment No. 6 to the Schedule 13D, the provisions of which are incorporated herein by reference.

         (b) 8,226,562 of the shares of Common Stock beneficially owned by Industrier are held of record by Wangs Fabrik and 2,372,897 shares of Common Stock beneficially owned by Industrier are held of record by AL Chemy. However, Industrier possesses the sole power to direct voting and disposition of such shares. Sissener beneficially owns 358,667 shares of Common Stock and he possesses sole power to direct voting and disposition of the shares of Common Stock beneficially owned by him.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by Industrier in the last 60 days.

         (d) No person other than Industrier or its wholly-owned subsidiaries has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Class B Stock beneficially owned by Industrier or the Common Stock issuable upon conversion thereof.

         (e)      Inapplicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Industrier is not a party or otherwise subject to any contract, arrangement, understanding or relationship with any person relating to any securities of the Issuer, except:

         (i) A Loan Agreement dated August 13, 2001 by and between AL Chemy and the Bank filed as Exhibit 1 to Amendment No. 6 to the Schedule 13D, the provisions of which are incorporated herein by reference;

         (ii) A Letter Agreement dated August 13, 2001 by and among Industrier, Wangs Fabrik and the Bank filed as Exhibit 2 to Amendment No. 6 to the Schedule 13D, the provisions of which are incorporated herein by reference; and

         (iii) A letter dated September 13, 2002 to Industrier and AL Chemy from the Bank filed as Exhibit 1 to this Amendment No. 8 to the Schedule 13D, the provisions of which are incorporated herein by reference.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Letter dated September 13, 2002 to Industrier and AL Chemy from the Bank.

                                Page 5 of 6 Pages


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                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  September 23, 2002

                                            A. L. INDUSTRIER AS


                                            By:  /s/ Glen E. Hess
                                                 -------------------------------
                                            Name: Glen E. Hess
                                            Its:  Attorney-in-fact
                                                  as authorized attorney-in-fact

                                Page 6 of 6 Pages